UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

 BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐    No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv. General Counsel & Corporate Secretary
Dated: August 13, 2008

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

BLUE SQUARE FILES A LAW SUIT AGAINST YEHUDA PORAT, ITS FORMER MANAGER OF "SHEFA SHUK" CHAIN

ROSH HAAYIN, Israel, August 13, 2008 - Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: "Blue Square") announced today that it filed a law suit in the District Court in Petach-Tikva against its former manager of "Shefa shuk" supermarket chain, Mr. Yehuda Porat.

Blue Square claims that Mr. Porat breached his fiduciary duties, his obligations for non- competition and disclosed confidential information to its competitor, Supersol.

In addition, Blue Square claims that Mr. Porat breached his fiduciary duties during his employment at Blue Square, performing transactions with some of the company's vendors without disclosure to Blue Square and in conflict of interest, obtaining personal profits.

Blue Square assesses its claim at NIS 10 Million at this stage. Blue Square cannot estimate at this preliminary stage the outcome of the claim.

* * *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing in the region. Blue Square currently operates 192 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2007.